SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

Amendment No. 3*
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

_____________

BIORELIANCE CORPORATION
(Name of Subject Company)

BIORELIANCE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Capers W. McDonald
BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850
(301) 738-1000
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

Copy to:
Andrew P. Varney, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20004
(202) 639-7032

     *Constituting the final amendment to this Schedule 14D-9.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BioReliance Corporation (“BioReliance”) with the Securities and Exchange Commission on January 8, 2004, as amended (the “Schedule 14D-9”), relating to the tender offer by Baseball Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation, to purchase all of the outstanding shares of BioReliance’s common stock, par value $.01 per share, at a purchase price of $48.00 per share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 8, 2004. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

Item 8.  Additional Information.

     The response to Item 8 is hereby amended by adding the following paragraph after the final paragraph of Item 8:

     The Offer expired at 11:59 p.m., New York City time, on Thursday, February 5, 2004. At the completion of the Offer, a total of 8,058,859 Shares were tendered pursuant to the Offer, representing approximately 95.6% of the Shares of BioReliance. The Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer. A copy of the press release issued by Parent on February 6, 2004 is filed as Exhibit (a)(12) hereto and incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

     The response to Item 9 is hereby amended by adding the following new Exhibit:

Exhibit No.	Description	Incorporated by Reference to
(a)(12)	Text of the press release issued by Invitrogen Corporation dated February 6, 2004	Exhibit (a)(5)(1) to Amendment No. 4 to Schedule TO filed by Invitrogen Corporation and Purchaser on February 6, 2004

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIORELIANCE CORPORATION

By:	/s/ John L. Coker

Name: John L. Coker Title: Senior Vice President, Administration and Finance, and Chief Financial Officer

Dated: February 6, 2004